Prospectus Supplement No. 7	Filed Pursuant to Rule 424(b)(3)
to Prospectus dated October 6, 2021	Registration No. 333-259895

Li-Cycle Holdings Corp.

Primary Offering of

23,000,000 Common Shares

Secondary Offering of

116,046,198 Common Shares

8,000,000 Warrants to Purchase Common Shares and

8,000,000 Common Shares Issuable upon Exercise of Warrants

This Prospectus Supplement No. 7 supplements the Prospectus dated October 6, 2021 (the “Prospectus”) of Li-Cycle Holdings Corp., an Ontario corporation (“we” or the “Company”), that forms a part of the Company’s Registration Statement on Form F-1 (File No. 333-259895). This Prospectus Supplement No. 7 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on January 27, 2022. This Prospectus Supplement No. 7 should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in the section titled “Risk Factors” beginning on page 17 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 27, 2022

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Announcement Regarding Partnership to Operate New Lithium-Ion Battery Recycling Facility in Ohio

On January 27, 2022, Li-Cycle Holdings Corp. (the “Company”) announced the development of the Ohio Spoke on site at the Ultium Cells LLC (“Ultium”) battery cell manufacturing mega-factory in Warren, Ohio. Ultium plans to construct a new building for the Ohio Spoke, where the Company expects to install and operate its proprietary spoke technology and equipment after construction is complete. The Ohio Spoke is expected to have a recycling capacity of 15,000 tonnes per year and is expected to be operational in early 2023. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K.

Announcement Regarding Financial Results

On January 27, 2021, the Company issued a press release announcing its results for its fourth quarter and year ended October 31, 2021. A copy of the press release is attached as Exhibit 99.2 to this report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release, dated January 27, 2022.

99.2	Press Release, dated January 27, 2022.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: January 27, 2022

Exhibit 99.1

Li-Cycle Expands Partnership with Ultium Cells LLC;

Li-Cycle to Operate New Lithium-Ion Battery Recycling Facility Co-located with Ultium Cells LLC’s Battery Cell Manufacturing Plant in Ohio

Operations will Utilize Li-Cycle’s Patented Spoke Technology and will be Located On-Site at Ultium Cells’ Plant in Warren, Ohio

Leverages Li-Cycle’s Existing Long-Term Agreement to Process Ultium Cells’ Battery Cell Manufacturing Scrap from the Ohio Plant

New Spoke will Increase Li-Cycle’s Processing Capacity by up to 15,000 tonnes of Lithium-ion Battery Materials per year, bringing Li-Cycle’s Global Recycling Capacity to 55,000 tonnes per year

TORONTO, Ontario and DETROIT, Michigan (January 27, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced that the Company will operate its sixth and largest lithium-ion battery recycling Spoke facility at the Ultium Cells LLC (“Ultium Cells”) battery cell manufacturing mega-factory site in Warren, Ohio. Ultium Cells is a joint venture between General Motors and LG Energy Solution. This new Spoke continues Li-Cycle’s strategic execution and focus on growing its integrated Spoke & Hub network in North America, including through commercial partnerships.

The Company’s new Spoke facility will be co-located on the same site as Ultium Cells’ battery cell manufacturing mega-factory currently under construction in Warren, Ohio and will support Li-Cycle’s previously announced multi-year agreement to process the battery manufacturing scrap from that mega-factory. Ultium Cells will construct a new building for the Company’s recycling facility, and Li-Cycle will install and operate its proprietary Spoke technology and equipment at the facility after construction is complete. The co-located Spoke will enhance Li-Cycle’s ability to serve Ultium Cells’ recycling needs by providing on-site conversion of battery manufacturing scrap to intermediate products.

The Company expects its Ohio facility to substantially reduce the costs associated with moving and handling battery manufacturing scrap materials, given its proximity to Ultium Cells’ mega-factory. The new Spoke facility will also be optimized for the particular types of battery manufacturing scrap generated at the Ultium Cells plant, enhancing production efficiency. The co-location represents an innovative model for Li-Cycle’s continued execution of its global Spoke & Hub model.

“We’re thrilled to collaborate on this inaugural facility co-located at a key customer site,” said Ajay Kochhar, President, CEO, and co-founder of Li-Cycle. “Building this Spoke facility alongside Ultium Cells’ plant is expected to substantially optimize costs and logistics as we transform manufacturing scrap from the plant into highly valuable material, using our unique, sustainable and fit-for-purpose approach.”

“Our collaboration with Li-Cycle is an instrumental step in improving the sustainability of our components and manufacturing processes. This facility is another bold step forward in our sustainability journey here at Ultium Cells,” said Kevin Kerr, Ultium Cells’ Ohio Plant Director.

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Once complete, Li-Cycle’s Ohio Spoke facility will have the capacity to process up to 15,000 tonnes of battery manufacturing scrap and battery materials per year, bringing Li-Cycle’s total global recycling capacity to 55,000 tonnes of lithium-ion battery input per year. The Spoke facility is expected to be operational in early 2023 and is anticipated to create at least 35 new jobs. The primary output product of the Spoke will be black mass, a powder-like substance consisting of a number of highly valuable materials, including lithium, cobalt and nickel, which Li-Cycle will convert into battery grade materials at its Hub facility in Rochester, New York, scheduled for completion in 2023.

About Li-Cycle Holdings Corp. (NYSE: LICY)

Li-Cycle is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About Ultium Cells

Ultium Cells LLC, a joint venture between General Motors and LG Energy Solution, has announced that it will mass-produce Ultium battery cells to advance the push for a zero-emissions, all-electric future. GM and LG Energy Solution are investing in the joint venture to support EV manufacturing in the U.S., and in turn, local jobs, education, career training and infrastructure. Ultium Cells’ battery cell manufacturing mega-factory in Warren, Ohio will equal the size of 30 football fields and create more than 1,200 new jobs. Production is slated for August of 2022. Ultium Cells’ battery cell manufacturing mega-factory in Spring Hill, Tennessee, will be similar in size and create more than 1,300 new jobs. Production is slated for 2023.

CONTACTS

Li-Cycle:

Investor Relations

Nahla A. Azmy

investors@li-cycle.com

Press

Sarah Miller

media@li-cycle.com

Ultium Cells:

Brooke Waid

330-766-6873

bwaid@ultiumcell.com

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CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1993, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “may”, “will”, “expect”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements may include, for example, statements about the development and operation of the Ohio Spoke, including the anticipated timing for construction and commissioning of the Spoke. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: the Ohio Spoke, Li-Cycle’s Arizona and Alabama Spokes, its Rochester Hub and other future projects are subject to development risks, including with respect to engineering, permitting, procurement, construction, materials and labor costs, commissioning and ramp-up and, in the case of the Ohio Spoke, any delays associated with the construction and commissioning of Ultium Cells’ Ohio battery cell manufacturing mega-factory; Li-Cycle’s inability to develop its Spokes and its Rochester Hub in a timely manner or on budget and to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap from its partners and other sources; the Ohio Spoke not meeting expectations with respect to its productivity and the ability of Li-Cycle to optimize costs and logistics; market developments (such as increasing EV battery manufacturing volumes in the jurisdictions in which Li-Cycle and its affiliates operate, and trends around battery chemistries in EV applications); Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion

3

batteries or battery alternatives; Li-Cycle’s insurance may not cover all liabilities and damages it incurs in the operation of its business; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling and recovery processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavorable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events; failure to protect Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; and Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission, and in other filings made by Li-Cycle with securities regulatory authorities. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

In addition, forward-looking statements contained in this communication reflect Li-Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Li-Cycle anticipates that subsequent events and developments could cause Li-Cycle’s assessments, expectations, plans and forecasts to change. While Li-Cycle may elect to update these forward-looking statements at some point in the future, Li-Cycle has no intention and undertakes no obligation to do so, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this communication. Li-Cycle’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

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Exhibit 99.2

Li-Cycle Holdings Corp. Reports Financial Results for Fourth Quarter and Full Year 2021; Significant Progress in Advancing Spoke and Hub Network Strategy

•

Mobilized to site for the Rochester Hub, with an upsized black mass processing capacity of 35,000 tonnes per annum; Equivalent to approximately 18 gigawatt (GWh) hours of lithium-ion batteries or 225,000 electric vehicles;

•

Continued development of Spoke network with announcement of new location in Ohio co-located with Ultium Cells LLC, the joint venture between General Motors and LG Energy Solution; announcement of Li-Cycle’s first European Spoke in Norway, through a joint venture;

•	Robust balance sheet with $596.9 million in cash, as of fiscal year end 2021;

•	Received $100 million investment from Koch Strategic Platforms in the form of a convertible note; expanding strategic partnership to support growth of Spoke and Hub network;

•

Progressing proposed arrangements with LG Chem and LG Energy Solution to recycle battery scrap materials and off-take for nickel sulphate; $50 million investment in Li-Cycle upon completing commercial agreements by mid-March;

•	Revenue increased 836% to $4.4 million and 831% to $7.4 million in Fourth Quarter and Full Year ended October 31, 2021, respectively;

•	Redemption of all outstanding warrants in January 2022, which will result in a simplified capital structure.

TORONTO, ONTARIO (January 27, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced financial results for its fourth quarter and full year ended October 31, 2021. For the fiscal Q4 2021 and full fiscal year 2021, revenues increased to $4.4 million and $7.4 million from $0.5 million and $0.8 million in fiscal Q4 2020 and fiscal year 2020, respectively.

“We were pleased with our strong fourth quarter performance. The growth in our revenues exemplified the strong operational and commercial execution by the Li-Cycle team. We now have approximately 85 battery supply customer sources. We produced approximately 1,900 tonnes of black mass at the Kingston and Rochester Spokes during fiscal 2021, with more than 800 tonnes of black mass produced during the fourth quarter alone, and 100% of this production sold under off-take agreements.” said Ajay Kochhar, President and Chief Executive Officer of Li-Cycle.

“We also made significant strides on our Spoke and Hub strategy, competitively positioning Li-Cycle as the leading North American lithium-ion battery recycler. In aligning with our key commercial and strategic partners, we now expect to have annual Spoke processing capacity of up to 45,000 tonnes of lithium-ion battery input and Hub processing capacity of 90,000 tonnes of lithium-ion battery equivalent input in North America. We have the necessary funding available to support our expanded Rochester Hub and planned Spokes, including our initial launch into Europe,” added Mr. Kochhar.

Demand Trends

Rising consumer adoption of EVs is driving global automotive OEMs to increase their manufacturing capacity to ensure EV sales market share. Growing cell, module and pack manufacturing is accelerating the need for scrap recycling in the near to medium term. At least 5% to 10% of lithium-ion battery manufacturing volumes are typically lost or rejected as scrap. End-of-life EV batteries available for recycling will augment this recycling growth in the long term.

North America is emerging as an important region for the lithium-ion battery supply chain. As battery manufacturers and automotive OEMs increasingly establish operations in the region, the Company expects this will lead to increased quantities of battery manufacturing scrap for recycling. It is estimated that the existing North American mega-factory capacity will grow from approximately 45 GWh in 2021 to more than 500 GWh by 2025. European mega-factory capacity is also projected to grow from 37 GWh in 2021 to more than 930 GWh by 2030.

Spoke & Hub Network:

Li-Cycle reiterates its global 2025 network targets of at least 100,000 tonnes of annual lithium-ion battery equivalent Spoke processing capacity (equivalent to approximately 20 GWh of lithium-ion batteries) and a centralized network of at least 220,000 tonnes of annual lithium-ion battery equivalent Hub processing capacity (equivalent to approximately 44 GWh of lithium-ion batteries). In the near to medium term, the Company expects its expansion efforts to focus on North America and Europe. The Company is also opportunistically exploring investments in Asia Pacific. Li-Cycle will continue to partner with multiple customers in each region in connection with supply and off-take arrangements.

To date, Li-Cycle has announced annual lithium-ion battery processing capacity for its Spokes in operation, construction and advanced development totaling 65,000 tonnes of lithium-ion battery input/year and Hub capacity under construction of approximately 90,000 tonnes of lithium-ion battery equivalent input/year (35,000 tonnes of black mass input/year).

Spokes in Construction and Advanced Development:

•	North America

•

Arizona and Alabama Spokes: each of these Spoke facilities is expected to have an annual processing capacity of 10,000 tonnes of lithium-ion battery input/year and is currently under construction and expected to commence operations in 2022.

•

Ohio Spoke: with expected annual processing capacity of 15,000 tonnes of lithium-ion battery input/year, this Spoke will be co-located at Ultium Cells LLC’s battery cell manufacturing mega-factory, based on a multi-year agreement to process the mega-factory’s battery manufacturing scrap. The facility is expected to be operational in early 2023.

•	Europe

•

Norway Spoke: Li-Cycle’s inaugural European Spoke is being developed through a joint venture with Norwegian Morrow Batteries and ECO STOR. It is expected to have an annual processing capacity of 10,000 tonnes of lithium-ion battery input/year, with operations expected to begin in early 2023.

•	Germany Spoke: The Company is targeting its second Spoke in Europe to be in Germany. It is expected to have an annual processing capacity of 10,000 tonnes of lithium-ion battery input/year.

Rochester Hub:

Li-Cycle expects the Rochester Hub will have the nameplate input capacity to process 35,000 tonnes of black mass annually (equivalent to approximately 90,000 tonnes of lithium-ion battery equivalent feed annually). With this capacity, the Rochester Hub will have the ability to process battery material that is equivalent to approximately 225,000 electric vehicles per year or 18 GWh of lithium-ion batteries.

The Company expects annual production output from the Rochester Hub to be approximately 42,000 to 48,000 tonnes of nickel sulphate, 7,500 to 8,500 tonnes of lithium carbonate and 6,500 to 7,500 tonnes of cobalt sulphate.

Li-Cycle expects to commission the Rochester Hub in 2023, subject to receipt of remaining regulatory and other approvals. Li-Cycle estimates that the Rochester Hub will require a total capital investment of approximately $485 million (+/-15%).

Financial Review for the Fiscal Fourth Quarter and Full Year Ended October 31, 2021

Financial Results for Fourth Quarter 2021

Revenues for the quarter increased 836% to $4.4 million, compared to $0.5 million in the same quarter last year, driven by increases in recycling services and product sales, primarily as a result of the increase in the quantities of batteries and battery scrap processed at the Rochester Spoke and the continued onboarding of new battery supply customers. Revenues from product sales were approximately $4.2 million, while revenues from recycling services were approximately $0.1 million.

Operating expenses for the quarter increased to $18.6 million, compared to $5.0 million during the same period last year, driven by increased personnel costs, share-based compensation, professional fees and administrative costs in support of a public company. In addition, a ramp-up of operations at the Kingston and Rochester Spokes resulted in increases in raw materials, supplies, and logistics costs.

Net loss in the quarter was approximately $205.0 million, compared to approximately $4.4 million in the prior-year period. This was primarily driven by the impact of a listing fee of $152.7 million related to the Business Combination and $35.8 million of fair value loss on financial instruments.

Adjusted EBITDA (loss) was $(11.5) million, compared to $(4.1) million for the prior-year period1. This was largely driven by higher staffing and network development costs related to the growth and expansion of the business, as discussed in relation to operating expenses noted above.

Cash flows used in operating activities were approximately $11.3 million, compared to $1.8 million during the same period last year, primarily driven by increased personnel costs, increased professional fees and admin costs in support of a public company, a ramp up of operations at the Kingston Spoke and Rochester Spoke, increases in raw materials and supplies. The cash outflows were partially offset by cash receipts from increased sales.

Financial Results for Full Year 2021:

Revenues increased approximately 831% to approximately $7.4 million, compared to approximately $0.8 million in the prior-year period, driven by increases in recycling services and product sales, primarily as a result of the increase in the quantities of batteries and battery scrap processed at the Kingston and Rochester Spokes and the continued onboarding of new battery supply customers. Revenues from product sales were approximately $6.9 million, while revenues from recycling services were approximately $0.4 million.

Operating expenses increased to approximately $39.2 million, compared to approximately $9.9 million during the prior-year period, driven by increased personnel costs, share-based compensation, professional fees and admin costs in support of a public company. In addition, a ramp up of operations at the Kingston and Rochester Spokes resulted in increases in raw materials, supplies, and logistics costs. The year-over-year increase in R&D expenditure was primarily due to R&D expenses in 2020 being largely funded by government grants, the amortization of which offset the applicable R&D expense for accounting purposes.

Net loss was approximately $226.6 million, compared to approximately $9.3 million in the prior-year period. This was primarily driven by the impact of listing fee of $152.7 million related to the Business Combination and $38.3 million of fair value loss on financial instruments.

Adjusted EBITDA (loss) was approximately $25.4 million for the twelve months ended October 31, 2021, compared to approximately $8.0 million for the prior-year period. This was largely driven by higher staffing and network development costs related to the growth and expansion of the business, as discussed in relation to operating expenses noted above.

Cash flows used in operating activities were approximately $27.8 million, compared to approximately $7.4 million during the prior-year period, primarily driven by increased personnel costs, professional fees and admin costs in support of a public company. In addition, a ramp up of operations at the Kingston Spoke and Rochester Spoke resulted in increases in raw materials and supplies, and logistics costs. The cash outflows were partially offset by cash receipts from increased sales.

[1]	Adjusted EBITDA is not a recognized measure under IFRS. See “Non-IFRS Financial Measures” section of this press release, including for a reconciliation of Adjusted EBITDA to net loss.

Cash and cash equivalents were approximately $596.9 million as of October 31, 2021. On August 10, 2021, Li-Cycle completed the Business Combination, resulting in net proceeds of $525.3 million. On September 29, 2021, Li-Cycle issued a convertible note to Spring Creek Capital (“Koch Strategic Platforms”), resulting in net proceeds of $98.4 million.

There were 163,179,653 common shares outstanding as of October 31, 2021.

Fiscal Year 2022 Objectives and Business Outlook

Li-Cycle’s management team is directly aligned with shareholder interests. Key fiscal year 2022 objectives include:

•	Financial priorities

•	Continue building balance sheet strength

•	Manage operating expenses on a path to profitability

•	Health, Safety, Environment and Quality (HSEQ)

•	Drive Health, Safety, Environment and Quality (HSEQ) performance, prioritizing safety and sustainability in all of Li-Cycle’s activities

•	Rochester Hub

•	Maintain on time and on budget execution during fiscal year 2022, in support of commissioning the Rochester Hub in 2023

•	Spokes

•	Overall Spoke target:

•	Target black mass production of 6,500 to 7,500 tonnes during fiscal year 2022

•	Spoke operations:

•	Drive ongoing efficient operation of the Kingston and Rochester Spokes

•	Spoke expansion:

•	Bring the Arizona and Alabama Spokes on-line during 2022

•	Progress Ohio and Norway Spokes for start-up of operations in 2023

•	Advance development of the Germany Spoke

Webcast and Conference Call Information:

Company management will host a webcast and conference call on January 27, 2022, at 8:30 a.m. Eastern Time to discuss the results of the quarter and full year. During the call, management plans to present a brief video prior to the formal remarks.

The related presentation materials for the webcast and conference call, including the video will be made available on the investors section of the Li-Cycle website as below:

https://investors.li-cycle.com/overview/default.aspx

Investors may listen to the conference call live via audio-only webcast or through the following dial-in numbers:

Domestic: (800) 909-5202

International: (785) 830-1914

Participant Code: LICYQ421

Webcast: https://investors.li-cycle.com

A replay of the conference call/webcast will also be made available on the Investor Relations section of the Company’s website at https://investors.li-cycle.com.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Contacts:

Nahla Azmy

Investors: investors@li-cycle.com

Sarah Miller

Media: media@li-cycle.com

Non-IFRS Financial Measures

Adjusted EBITDA (loss)

The table below reconciles Adjusted EBITDA (loss) to net profit (loss):

	Three months ended October 31,		Twelve months ended October 31,
	2021	2020	2021	2020	2019

	(Unaudited - dollar amounts in thousands)
Net loss	(204,969)	(4,433)	(226,559)	(9,276)	(4,101)
Depreciation	1,069	378	2,899	1,095	184
Interest expense (income)	2,040	189	2,970	495	37
Foreign exchange (gain) loss	222	(336)	758	(446)	—
Fair value loss on financial instruments (1)	35,821	84	38,254	84	—
Listing Fee	152,719	—	152,719	—	—
Forfeited SPAC transaction cost	—	—	2,000	—	—
Share-based compensation (2)	1,588	—	1,588	—	—

Adjusted EBITDA Loss	(11,510)	(4,119)	(25,370)	(8,047)	(3,880)

(1) Fair value loss on financial instruments relates to warrants, convertible debt, and restricted share units liability
(2) Share-based compensation relates to accelerated vesting of existing stock options upon completion of the Business Combination.

Li-Cycle reports its financial results in accordance with the International Financial Reporting Standards (“IFRS”). The Company makes references to certain non-IFRS measures, including Adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS. Li-Cycle defines Adjusted EBITDA as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery), foreign exchange (gain) loss, fair value (gain) loss on financial instruments, and non-recurring expenses such as forfeited SPAC transaction cost, listing fee, and accelerated vesting of share-based compensation related to the Business Combination.

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1993, as amended, Section 21 of the Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “continue”, “anticipate”, “expect”,

“would”, “could”, “plan”, “future” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to Li-Cycle’s ability to capitalize on growth opportunities, Li-Cycle’s ability to scale the business to at least 100,000 tonnes per year of Spoke processing capacity and at least 220,000 tonnes per year of Hub processing capacity by 2025; the expectation to have up to 45,000 tonnes of Spoke production capacity in commissioning and operation in 2023 in North America; expected increased demand in scrap and battery recycling; the annual input capacity and production output of the Rochester Hub, its expected start-up date and total capital cost; the annual processing capacity of the Arizona, Alabama, Ohio, Norway and Germany Spokes and the timing of commencement of their operations; our target to meet or exceed black mass production of 6,500 to 7,500 tonnes during fiscal year 2022. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, Arizona Spoke, Alabama Spoke and other future projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events; failure to protect Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its final prospectus dated August 10, 2021 filed with the Ontario Securities Commission in Canada and the Form 20-F filed with the SEC. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle Holdings Corp.

Consolidated statements of financial position

As at October 31, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

	October 31, 2021	October 31, 2020
	$	$
Assets
Current assets
Cash & Cash equivalents	596,858,298	663,557
Accounts receivable	4,072,701	571,300
Other receivables	973,145	318,929
Prepayments and deposits	8,646,998	963,951
Inventory	1,197,807	179,994

	611,748,949	2,697,731

Non-current assets
Plant and equipment	26,389,463	5,602,580
Right-of-use assets	27,009,760	3,859,088

	53,399,223	9,461,668

	665,148,172	12,159,399

Liabilities
Current liabilities
Accounts payable and accrued liabilities	18,701,116	4,364,372
Restricted share units	—	171,849
Lease liabilities	2,868,795	591,355
Loans payable	7,752	1,468,668

	21,577,663	6,596,244

Non-current liabilities
Lease liabilities	26,496,074	3,021,815
Loans payable	31,996	779,210
Convertible debt	100,877,838	—
Warrants	82,109,334	—
Restoration provisions	334,233	321,400

	209,849,475	4,122,425

	231,427,138	10,718,669
Shareholders’ equity
Share capital	672,079,154	15,441,600
Contributed surplus	3,026,721	824,683
Accumulated deficit	(241,088,229)	(14,528,941)
Accumulated other comprehensive loss	(296,612)	(296,612)

	433,721,034	1,440,730

	665,148,172	12,159,399

Li-Cycle Holdings Corp.

Consolidated statements of loss and comprehensive loss

Years ended October 31, 2021, 2020, and 2019

(Unaudited - expressed in U.S. dollars)

	Three Months Ended October 31,		Year Ended October 31,
	2021	2020	2021	2020	2019
	$	$	$	$	$
Revenue
Product sales	4,247,944	369,758	6,930,475	554,914	—
Recycling services	143,185	99,463	444,401	237,340	48,160

	4,391,129	469,221	7,374,876	792,254	48,160
Expenses
Employee salaries and benefits, net	4,987,347	1,403,534	12,709,823	2,819,195	607,820
Professional fees	3,470,158	1,402,153	7,688,520	2,962,261	546,647
Share-based compensation	2,675,069	112,194	3,982,943	332,634	97,258
Raw materials and supplies	1,406,076	200,364	3,410,014	591,881	—
Office, administrative and travel	2,095,105	216,861	3,148,871	476,733	493,304
Depreciation	1,068,742	377,972	2,899,345	1,095,250	183,862
Research and development, net	733,990	796,025	2,662,572	776,668	2,111,658
Freight and shipping	445,196	79,707	1,033,149	137,010	5,785
Plant facilities	354,669	166,920	1,030,947	390,687	—
Marketing	508,427	177,320	973,695	365,820	65,840
Change in Finished Goods Inventory	812,936	32,791	(307,817)	(14,022)	—

	18,557,715	4,965,841	39,232,062	9,934,117	4,112,174

Loss from operations	(14,166,586)	(4,496,620)	(31,857,186)	(9,141,863)	(4,064,014)

Other (income) expense
Listing Fee	152,719,009	—	152,719,009	—	—
Fair value loss on financial instruments	35,821,273	84,454	38,254,469	84,454	—
Interest expense	2,120,386	189,005	3,052,882	529,700	60,329
Foreign exchange (gain) loss	222,007	(336,355)	758,223	(445,652)	—
Interest income	(80,756)	(225)	(82,481)	(34,403)	(23,561)

	190,801,919	(63,121)	194,702,102	134,099	36,768

Net loss	(204,968,505)	(4,433,499)	(226,559,288)	(9,275,962)	(4,100,782)
Other comprehensive income (loss)

Foreign currency translation	—	58,147	—	(218,726)	(37,182)
Comprehensive loss	(204,968,505)	(4,375,352)	(226,559,288)	(9,494,688)	(4,137,964)

Loss per common share - basic and diluted	(1.31)	(0.05)	(2.06)	(0.11)	(0.06)

Li-Cycle Holdings Corp.

Consolidated statements of cash flows

Years ended October 31, 2021, 2020, and 2019

(Unaudited - expressed in U.S. dollars)

	Three Months Ended October 31,		Year ended October 31,
	2021	2020	2021	2020	2019
	$	$	$	$	$
Operating activities
Net loss for the year	(204,968,505)	(4,433,499)	(226,559,288)	(9,275,962)	(4,100,782)
Items not affecting cash
Share-based compensation	2,675,069	112,194	3,982,943	332,634	97,258
Listing fee	152,719,009	—	152,719,009	—
Depreciation	1,068,747	377,972	2,899,350	1,095,250	183,862
Amortization of government grants	—	(50,869)	(92,926)	(2,226,910)	(640,350)
Loss on disposal of assets	—	106,946	13,399	106,946	—
Foreign exchange (gain) loss on translation	168,284	60,337	677,479	(390,901)	(33,845)
Fair value loss on financial instruments	35,821,273	84,453	38,254,469	84,454	—
Share-based professional fees	—	—	—	455,055	—
Interest and accretion on convertible debt	1,103,018	—	1,103,018	9,931	60,337

	(11,413,105)	(3,742,466)	(27,002,547)	(9,809,503)	(4,433,520)
Changes in non-cash working capital items
Accounts receivable	(1,191,837)	(314,659)	(3,501,401)	(538,854)	(29,630)
Other receivables	(598,028)	(80,667)	(654,216)	471,304	(466,915)
Prepayments and deposits	(871,203)	(690,630)	(7,990,108)	(633,824)	(215,537)
Inventory	305,114	57,872	(1,017,813)	(133,438)	(46,556)
Accounts payable and accrued liabilities	2,492,725	3,000,730	12,322,936	3,215,386	624,090

	(11,276,334)	(1,769,820)	(27,843,149)	(7,428,929)	(4,568,068)

Investing activity
Purchases of plant and equipment	(6,214,364)	(1,364,261)	(18,281,212)	(5,107,663)	(998,069)
Proceeds from disposal of plant and equipment	—	—	16,866	—	—

	(6,214,364)	(1,364,261)	(18,264,346)	(5,107,663)	(998,069)
Financing activities
Proceeds from private share issuance, net of share issue costs	—	—	21,620,000	6,481,381	5,379,860
Proceeds from public share issuance, net of share issue costs	525,329,273	—	525,329,273	—	—
Proceeds from exercise of stock options	—	—	169,105	—	—
Proceeds from exercise of warrants	1,150		1,150
Proceeds from convertible debt	98,426,925	—	98,426,925	—	—
Proceeds from loans payable	—	3,775	10,091,220	2,153,110	86,572
Proceeds from government grants	—	50,869	92,926	1,182,599	1,697,794
Repayment of lease liabilities	(353,071)	(137,137)	(884,024)	(387,508)	—
Repayment of loans payable	(11,406,003)	(2,830)	(12,544,339)	(12,881)	—

	611,998,274	(85,323)	642,302,236	9,416,701	7,164,226

Net change in cash	594,507,576	(3,219,404)	596,194,741	(3,119,891)	1,598,089
Cash, beginning of year	2,350,722	3,882,961	663,557	3,783,449	2,185,360

Cash, end of period	596,858,298	663,557	596,858,298	663,557	3,783,449

					—
Non-cash investing activities
Accrual for purchase of plant and equipment	429,409	—	2,013,808	—	—
Non cash purchase of plant and equipment	2,084,235	—	2,084,235	—	—
Non-cash financing activities
Equity issued for non-cash costs	—	—	—	947,464	118,759